

16014458

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LICCAR SECURITIES, LLC
(formerly Liccar Securities & Custodial Services, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 South LaSalle Street, Suite 650
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Liccar, 312-922-6601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103,	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Liccar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liccar Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title



OFFICIAL SEAL
DONNA RICCIARELLI
Notary Public - State of Illinois
My Commission Expires Apr 21, 2019

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LICCAR SECURITIES, LLC
(formerly Liccar Securities & Custodial Services, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

LICCAR SECURITIES, LLC
(formerly Liccar Securities & Custodial Services, LLC)

CONTENTS



DEMETRIUS BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Liccar Securities, LLC

We have audited the accompanying statement of financial condition of Liccar Securities, LLC (formerly, Liccar Securities & Custodial Services, LLC) as of December 31, 2015. This financial statement is the responsibility of the management of Liccar Securities, LLC. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Liccar Securities, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Demetrius Berkower LLC
Demetrius Berkower LLC

Iselin, New Jersey
February 26, 2016

Wayne Plaza II, 155 Route 46, Wayne, NJ 07470-6831 • P (973) 812-0100 • F (973) 812-0750
517 Route One, Iselin, NJ 08830 • P (732) 781-2712 • F (732) 781-2732
www.demetriusberkower.com

A PCAOB REGISTERED FIRM

New Jersey • California


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LICCAR SECURITIES, LLC

(formerly Liccar Securities & Custodial Services, LLC)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2015
ASSETS	
Cash and cash equivalents	$ 37,661
Commissions receivable	125,168
Other receivables	13,998
Prepaid expenses	2,325
Total assets	$ 179,152
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and other liabilities	$ 11,145
Commissions payable	119,519
Due to related party	12,482
Total liabilities	$ 143,146
Member's equity	36,006
Total liabilities and member's equity	$ 179,152

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Liccar Securities & Custodial Services, LLC (formerly Liccar Securities & Custodial Services, LLC, the "Company") was formed under the laws of the State of Illinois on May 13, 2009. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities and has been a member of the Financial Industry Regulatory Authority ("FINRA") since May 18, 2010. The activities of broker-dealers are regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of FINRA.

The Company serves as placement agent for certain private placements of securities to select institutions and/or accredited investors. The Company ceased providing custodian services in June 2015. The Company's sole member is Michael J. Liccar.

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less.

The Company considers its investment in a money market account to be a cash equivalent.

Revenue Recognition

Revenues are recognized when the Company's services are complete, revenues are earned, and collection is determined as reasonably assured.

For its services as placement agent for the private placement of securities, the Company earns monthly fees from the respective issuers of such private securities (the "Issuers") and is also entitled to reimbursement by the Issuers of all direct expenses attributable to the registered representatives which are related parties of the Issuers. For financial reporting purposes, the Company nets such expense reimbursements received from the Issuers against the direct expenses attributable to the related registered representatives. Moreover, under this arrangement, majority of any commission income earned from the Issuers is paid by the Company to the applicable registered representatives.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances in banks which at times may be in excess of the Federal Deposit Insurance Corporation (FDIC) insured limits.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Concentration of Credit Risk (continued)

As of December 31, 2015, substantially all of the Company's commissions receivable and other were attributable to a single client relationship.

Income Taxes

The Company files its tax return as a sole proprietorship, consequently net income or loss, in general, is apportioned to the sole member and is reported in his personal federal and Illinois state income tax returns. The tax years that remain subject to examination by taxing authorities are 2012, 2013, 2014 and 2015.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. Based on its analysis, the Company's management has determined it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. The Company does not expect that it's assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

2. Related-Party Transactions

The Company is a party to an agreement with an affiliate, Michael J. Liccar & Co., LLC (the "Related Party"). Under the terms of this agreement, the Related Party provides accounting and administrative services and pays all rent in addition to certain other expenses including personnel, telephone, and office expenses. As of December 31, 2015 the amount of $12,482 was due to the Related Party.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% aggregate indebtedness or $5,000 minimum net capital, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company had net capital of $14,034, which was $9,034 in excess of its required minimum net capital of $5,000. The Company had aggregate indebtedness of $23,627, which represents accounts payable and other liabilities in the amount of $11,145 and $12,482 due to the Related Party for services as of December 31, 2015. As of December 31, 2015, the Company's percentage of aggregate indebtedness to net capital was 168.35%.

4. Subsequent Events

On February 22, 2016, the Sole Member contributed a capital contribution of $25,000 in cash to the Company. The Company has evaluated subsequent events for potential recognition and disclosure through the date on which financial statements were available to be issued, and has not identified any subsequent events that required adjustment or disclosure, in these financial statements.